UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

National Energy Services Reunited Corp.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G6375R107 (CUSIP Number)

Olayan Saudi Holding Company
P.O. Box 8772, Olayan Center, Ahsaa Street, Riyadh, Saudi Arabia 11492

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

May 18, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6375R107	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Olayan Financing Company
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Saudi Arabia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,340,448 Ordinary Shares 1,500,000 Ordinary Shares issuable upon exercise of Warrants
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,340,448 Ordinary Shares 1,500,000 Ordinary Shares issuable upon exercise of Warrants
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,340,448 Ordinary Shares 1,500,000 Ordinary Shares issuable upon exercise of Warrants
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.91%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

1 Percentage based on a total of 41,992,573 of the Issuer’s ordinary shares, which includes 13,340,448 of the Issuer’s ordinary shares to be acquired on conversion of the NPS shares by OSHCO, as described in Item 6 below, and 28,652,125 of the Issuer’s ordinary shares issued and outstanding as of May 10, 2018, as reported in the Issuer’s 10-Q filed with the SEC on May 14, 2018. Had the percentage been calculated based on the number of shares to be issued in connection with the initial business combination, as described in the Issuer’s Proxy Statement (defined below), assuming maximum redemptions, it would be 18.27% (based on 89,443,091 shares issued and outstanding).

CUSIP No. G6375R107	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Olayan Saudi Holding Company
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Saudi Arabia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,340,448 Ordinary Shares 1,500,000 Ordinary Shares issuable upon exercise of Warrants
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,340,448 Ordinary Shares 1,500,000 Ordinary Shares issuable upon exercise of Warrants
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,340,448 Ordinary Shares 1,500,000 Ordinary Shares issuable upon exercise of Warrants
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.91%[2]
14		TYPE OF REPORTING PERSON (See Instructions) OO

2 Percentage based on a total of 41,992,573 of the Issuer’s ordinary shares, which includes 13,340,448 of the Issuer’s ordinary shares to be acquired on conversion of the NPS shares by OSHCO, as described in Item 6 below, and 28,652,125 of the Issuer’s ordinary shares issued and outstanding as of May 10, 2018, as reported in the Issuer’s 10-Q filed with the SEC on May 14, 2018. Had the percentage been calculated based on the number of shares to be issued in connection with the initial business combination, as described in the Issuer’s Proxy Statement (defined below), assuming maximum redemptions, it would be 18.27% (based on 89,443,091 shares issued and outstanding).

Item 1.	Security and Issuer.

This initial Schedule 13D (this “Statement”) relates to (i) the ordinary shares of no par value per share (the “Ordinary Shares”) of National Energy Services Reunited Corp. (the “Issuer”), a blank check company formed in the British Virgin Islands with principal offices located at 777 Post Oak Blvd., Suite 800, Houston, Texas 77056 and (ii) the warrants of the Issuer entitling the holder thereof to purchase one-half of one ordinary share at a price of $5.75 per half share (the “Warrants”).

Item 2.	Identity and Background.

(a)         This Statement is being filed by:

(i)          Olayan Financing Company, a Saudi Arabian Company (“OFC”);

(ii)         Olayan Saudi Holding Company, a Saudi Arabian Company (“OSHCO”);

Each of the foregoing referred to in (i) and (ii) is referred to herein as a “Reporting Person” and together as the “Reporting Persons.”

(b)         The address of the principal office of OFC is P.O. Box 8772, Riyadh, 11492, Saudi Arabia.

The address of the principal office of OSHCO is P.O. Box 8772, Riyadh, 11492, Saudi Arabia.

(c)         The principal business of OFC is investment for its own account.

The principal business of OSHCO is investment for its own account.

(d)         During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)         During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         With respect to the citizenship of each reporting Person, see Item 6 of the cover pages hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

The Ordinary Shares and Warrants held by the Reporting Persons that are the subject of this Statement were purchased with funds obtained through proceeds of previous investments made by the Reporting Persons. 3,000,000 Ordinary Shares and 3,000,000 Warrants were purchased in a private transaction from Competrol Establishment, a Liechtenstein establishment (anstalt) formed under the laws of Liechtenstein (“Competrol Establishment”), for an aggregate purchase price of approximately $30,000,000, excluding expenses and other fees. 13,340,448 Ordinary Shares will be acquired by OSHCO from the Issuer in connection with the Business Combination (as defined in the Issuer’s definitive Proxy Statement filed on Schedule 14A filed with the SEC on May 8, 2018 (the “Proxy Statement”) and as further described below in Item 6. Both of the above transactions were contingent upon the approval of the Business Combination by the Issuers Shareholders, which approval occurred on May 18, 2018.

Item 4.	Purpose of Transaction.

The Ordinary Shares and Warrants acquired by the Reporting Persons have been acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Ordinary Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Ordinary Shares, Warrants or otherwise, they may acquire Ordinary Shares, Warrants or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Ordinary Shares or Warrants currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals that relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action that may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter‑dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Statement are incorporated herein by reference.

(a)          The percentages used herein are calculated based upon a total of 41,992,573 of the Issuer’s ordinary shares, which includes 13,340,448 of the Issuer’s ordinary shares to be acquired on conversion of the NPS shares by OSHCO, as described in Item 6 below, and 28,652,125 of the Issuer’s ordinary shares issued and outstanding as of May 10, 2018, as reported in the Issuer’s 10-Q filed with the SEC on May 14, 2018.

As of the date of this Statement, OFC and OSHCO beneficially own in the aggregate 16,340,448 Ordinary Shares, constituting approximately 38.91% of the then outstanding Ordinary Shares.  OFC and OSHCO also beneficially own 3,000,000 Warrants that may be exercisable in the future for an aggregate total of 1,500,000 additional Ordinary Shares.  As of the date of this Statement, OFC and OSHCO may be deemed to have direct beneficial ownership of the Ordinary Shares as follows:

(i)          OFC beneficially owns 16,340,448 Ordinary Shares, constituting approximately 38.91%  of the then outstanding Ordinary Shares, and 3,000,000 Warrants that may be exercisable in the future for an aggregate total of 1,500,000 additional Ordinary Shares.

(ii)          OSHCO beneficially owns 16,340,448 Ordinary Shares, constituting approximately 38.91% of the then outstanding Ordinary Shares, and 3,000,000 Warrants that may be exercisable in the future for an aggregate total of 1,500,000 additional Ordinary Shares.

(b)          The Reporting Persons have the sole power to vote or direct the vote of the Ordinary Shares and Warrants that are the subject of this Statement.  The Reporting Persons may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of such Ordinary Shares and Warrants that are the subject of this Statement.

(c)          Not applicable

(d)          To the knowledge of the Reporting Persons, no person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares or Warrants that are the subject of this Statement.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Share Transfer Agreement

On May 17, 2017, Competrol Establishment acquired 3,000,000 Units, consisting of 3,000,000 Ordinary Shares and 3,000,000 Warrants, (the “Units”) in the Issuer’s initial public offering.  Pursuant to a Share Transfer Agreement (the “Share Transfer Agreement”), dated May 18, 2018, between Competrol Establishment and OSHCO, substantially in the form attached as Exhibit A to this statement, Competrol Establishment transferred to OSHCO the beneficial ownership in such Units.

The description of the Share Transfer Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Share Transfer Agreement, which is filed as part of this Statement and incorporated by reference herein.

Share Purchase Agreement

On November 12, 2017, Hana Investments Co. WLL, a Bahrain entity (“Hana Investments”), a Bahrain entity (“Hana Investments”), a majority-owned subsidiary of OFC, the Issuer, the Issuer, the Selling Stockholders (as defined in the Stock Purchase Agreement), and NPS Holdings Limited (“NPS”) entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”), substantially in the form attached as Exhibit B to this Statement, pursuant to which the Selling Stockholders agreed to sell to the Issuer and Hana Investments, in a separate closing for each of the Issuer and Hana Investments, 83,600,878 shares of NPS (“NPS Shares”), and pursuant to which Hana Investments, at the time that the Issuer completes its business combination, agreed to exchange its NPS Shares for 13,340,448 of the Issuer’s Ordinary Shares valued at US$11.244 per share (the “NPS Transaction”).

The description of the Stock Purchase Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, which is filed as part of this Statement and incorporated by reference herein.

Nominee Agreement

On May 9, 2018, and effective January 16, 2018, Hana Investments entered into a Nominee Agreement (the “Nominee Agreement”) with OSHCO, substantially in the form attached as Exhibit C to the statement, which appoints Hana Investments to hold 83,660,878 NPS Shares as nominee for OSHCO (OSHCO being the beneficial owner of such shares).

The description of the Nominee Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Nominee Agreement, which is filed as part of this Statement and incorporated by reference herein.

Registration Rights Agreement

Hana Investments and the Issuer will enter into a Registration Rights Agreement (the “Registration Rights Agreement”), substantially in the form attached as Exhibit D to this Statement, pursuant to which Hana Investments and its affiliates, including the Reporting Persons, will have certain customary registration rights with respect to the Ordinary Shares and Warrants owned by the Reporting Persons.

The description of the Registration Rights Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as part of this Statement and incorporated by reference herein.

Shares Purchase Exchange Agreement

Pursuant to the Stock Purchase Agreement, the Issuer and OSHCO, through its nominee Hana Investments, will enter into a Share Purchase Exchange Agreement (the “Shares Purchase Exchange Agreement”), substantially in the form attached as Exhibit E, which provides the mechanism through which OSHCO acquired 13,340,448 of the Issuer’s Ordinary Shares, valued at US$11.244 per share, in exchange for the previously acquired NPS Shares.

The description of the Shares Purchase Exchange Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Shares Purchase Exchange Agreement, which is filed as part of this Statement and incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A:  Share Transfer Agreement, dated as of May 18, 2018, between Competrol Establishment and OSHCO (incorporated by reference to Exhibit A to the Form 13D/A filed by Olayan International Limited, Olayan Investments Company Establishment and Competrol Establish with the SEC on May 21, 2018).

Exhibit B:  Stock Purchase Agreement, dated as of November 12, 2017, among Hana Investments, the Issuer, OFS Investments Limited, Arab Petroleum Investments Corporation, Castle SPC Limited, Al Nowais Investments LLC, Abdulaziz Aldelaimi, Fahad Abdulla Bindekhayel and NPS Holdings Limited (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on November 16, 2017).

Exhibit C:  Nominee Agreement, dated as of May 9, 2018, and effective January 16, 2018, between OSHCO and Hana Investments.

Exhibit D:  Registration Rights Agreement, to be entered into between Hana Investments and the Issuer.

Exhibit E:  Shares Purchase Exchange Agreement, to be entered into between the Issuer and OSHCO, through its nominee Hana Investments.

Exhibit F:  Joint Filing Agreement, dated as of May 29, 2018, by OFC and OSHCO.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 29, 2018

OLAYAN FINANCING COMPANY

By:	/s/ Fadi Otaqui
Name:	Fadi Otaqui
Title:	General Counsel

OLAYAN SAUDI HOLDING COMPANY

By:	/s/ Ibrahim M Dokhi
Name:	Ibrahim M Dokhi
Title:	Deputy General Counsel

[Signature Page to the Schedule 13D]